UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

ICU MEDICAL, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-34634	33-0022692
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

951 Calle Amanecer
San Clemente, California 92673
(Address of Principal Executive Offices and Zip Code)

Scott E. Lamb
Chief Financial Officer
(949) 366-2183
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, to December 31, 2016.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure
ICU Medical, Inc. (including its consolidated subsidiaries, the “Company”) is filing this Form SD pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 for the reporting period from January 1, 2016 to December 31, 2016 (the “Reporting Period”).
The Company develops, manufactures and sells innovative medical devices used in vascular therapy, and critical care applications. During the Reporting Period, the Company was engaged in the development, manufacture and sale of innovative medical devices used in vascular therapy, oncology and critical care applications. The Company's complete product line during the Reporting Period included custom IV systems, closed delivery systems for hazardous drugs, needlefree IV connectors, catheters and cardiac monitoring systems
Rule 13p-1, through Form SD, requires the disclosure of certain information if a company manufactures or contracts to manufacture products for which certain “conflict minerals” (as defined below) are necessary to the functionality or production of such products. Form SD defines “conflict minerals” as: (i)(a) columbite-tantalite, (b) cassiterite, (c) gold and (d) wolframite, or their derivatives, which are currently limited to tantalum, tin and tungsten; or (ii) any other mineral or its derivatives determined by the U.S. Secretary of State to be financing conflict in the Democratic Republic of the Congo or an “adjoining country,” as such term is defined in Form SD (collectively, the “Covered Countries”).
The Company performed a reasonably thorough investigation into the content of all of its purchased and contract manufactured materials to determine whether or not any of these contain conflict minerals. Results showed that during the Reporting Period, only the following materials in the products consisted of one or more of the defined conflict minerals: (1) gold wire made of 100% gold; (2) solder containing trace amounts of tin; (3) piezoresistive pressure sensors containing trace amounts of gold and tin; and (4) circuit boards containing trace amounts of gold, tantalum and tin.
Reasonable Country of Origin Inquiry
After completing the internal assessment described above, the Company performed, in good faith, a reasonable country-of-origin inquiry (“RCOI”) designed to determine whether the gold, tantalum and tin contained in its products originated in the Covered Countries during the Reporting Period. The RCOI involved (i) the investigation described above; (ii) with the support of the respective suppliers, a reasonably thorough investigation into the ultimate source of the conflict minerals contained in the products; and (iii) obtaining certification from the respective sources that the gold, tantalum and tin contained in the products do not originate from the Covered Countries.
Due Diligence Results
For the Reporting Period, the Company received certifications from all but one of the suppliers surveyed stating that the gold, tantalum and tin contained in the products did not originate from the Covered Countries. With respect to the responsive suppliers, no evidence of Covered Country origin has resulted from the RCOI process described above. The Company has no reason to believe that the conflict minerals present in the composition of affected materials in its supply chain during the Reporting Period originated in the Covered Countries.
Despite efforts to obtain completed surveys, one supplier did not provide a certification in response to our requests. This supplier was contacted by the Company and the supplier issued a letter stating that it will fulfill whatever is required of it for conflict minerals compliance. Because the Company is several levels removed from the source of these minerals, despite its additional due diligence efforts, it was unable to independently identify the source of any conflict minerals supplied by such supplier. Therefore, the Company does not have sufficient information to determine the following with respect to the gold, tantalum and tin contained in the Circuit board in the Cogent monitor and the Circuit board in the Excelsior pump: (i) the processing facilities, (ii) the country of origin, and (iii) the mine or location of origin. The Company will continue to engage in ongoing due diligence efforts with respect to this supplier.

Additional Due Diligence Efforts:

1.
The Company has updated its supplier approval procedure to ensure due diligence for proper supplier selection surveillance due diligence. Documents that comprise the supplier approval procedure have been updated to reflect requirements of Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act Section 13(p);

2.	Inclusion of a stipulation in the terms and conditions of all purchase orders, each of which is acknowledged by vendors, that vendor is in compliance with the conflict minerals law; and

3.
Inclusion of the requirement for conflict minerals law compliance in both the (a) Product Quality Systems Questionnaire, and (b) Supplier Audit Checklist, which are both forms used in the supplier approval procedures.

In accordance with the requirements of Rule 13p-1, the above disclosure is publicly available on the Company’s website at http://www.icumed.com/conflict-minerals-disclosure.aspx.

Section 2 – Exhibits

Item 2.01 Exhibits

Not applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ICU Medical, Inc.
Date: May 31, 2017	/s/ SCOTT E. LAMB Scott E. Lamb Chief Financial Officer and Treasurer